Exhibit 99.84

Grande West to Report Fourth Quarter and Full Year 2020 Results on
Wednesday, March 31 at 4:30 p.m. Eastern Time

VANCOUVER, BC – March 26, 2021 – Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that it will release financial results for the fourth quarter and full year ended December 31, 2020, after market close on Wednesday, March 31st, 2021.

Management will host an investor conference call at 4:30 p.m. Eastern time on March 31, 2021 to discuss Grande West’s fourth quarter and full year 2020 financial results, provide a corporate update, and conclude with a Q&A from telephone participants. To participate, please use the following information:

Q4 and Full Year 2020 Conference Call and Webcast

Date: Wednesday, March 31, 2021

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-855-327-6837

International Dial-in: 1-631-891-4304

Conference ID: 10013838

Webcast: http://public.viavid.com/index.php?id=144104

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Friday, April 30, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10013838. A webcast will also be available by clicking here: Grande West Q4 2020 Webcast.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group – MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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